FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

July 18, 2014

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated Emerging Markets Equity Fund (the “Fund”)

Institutional Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your July 7, 2014 comments on its Rule 485(a) Post-Effective Amendment No. 150 and Amendment No. 144, with respect to the Fund, submitted via EDGAR on May 23, 2014.

PROSPECTUS COMMENTS:

1. In response to your comment regarding the first footnote in the fee table, the word “voluntarily” will be changed to “on their own initiative.”

2. In response to your comment regarding the expense example, the Registrant confirms that waivers are not reflected for any years listed in the fee example.

3. In response to your comment concerning derivative contracts, the Registrant would like to direct your attention to the last sentence in the second paragraph of the summary strategy section, which reads as follows:

“The Fund may invest in hybrid investments (such as notes linked to underlying securities, indices or commodities), or derivative contracts (such as futures, options and swaps)…”

4. In response to your comment concerning the 80% names rule, the Registrant reserves the right to include derivatives whose underlying security is an equity security (such as an equity index future) in its name rule policy. The value of these derivatives will be calculated using their notional value.

5. In response to your comment concerning frontier market disclosure, the Registrant confirms that this disclosure is just a clarification of its overall strategy.

6. In response to your comment about the use of the phrase “tied economically to,” the sentences in both the summary and statutory strategy sections will be revised as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any borrowing for investment purposes in emerging market equity securities, which may include frontier markets (emerging market countries in an earlier stage of development, such as those comprising the MSCI Frontier Market Index). Emerging markets may also include countries and companies, regardless of where they are domiciled, that derive a significant amount of their revenue from emerging market countries, e.g. Hong Kong, Singapore and Austrian investments.”

7. In response to your comment concerning the adequacy of frontier market risk disclosure, the Registrant confirms its belief that the disclosure is sufficient.

8. In response to your comment regarding market capitalization, the Registrant respectfully acknowledges the comment, but feels the disclosure meets the requirements of Form N-1A.

9. In response to your comment concerning disclosure of the derivative risk, please see the response to comment #3.

10. In response to your comment concerning interest rate risk, the Registrant notes that the last sentence was previously revised in the statutory prospectus risk section as follows:

“Duration measures the price sensitivity of a fixed-income security to changes in interest rates (but does not measure time to maturity).”

11. In response to your comment regarding tax information, the Registrant respectfully acknowledges the comment, but feels the disclosure meets the requirements of Form N-1A.

12. In response to your comment concerning the list of equity investments, the Registrant confirms that the list of equity investments in the statutory prospectus is a complete list of the Fund’s principal equity investments.

13. In response to your comment concerning noninvestment grade securities, the Registrant directs your attention to the last sentence of the second paragraph of the statutory strategy section, which reads as follows:

“The Fund may opportunistically invest in emerging market fixed-income securities, which may include investments in noninvestment grade securities, sometimes referred to as “high-yield” securities or “junk bonds” to gain exposure to a certain market sector or for other reasons consistent with its investment strategy.”

14. In response to your comment regarding temporary investments, the Registrant respectfully acknowledges the comment, but feels the disclosure meets the requirements of Form N-1A.

15. In response to your comment concerning securities lending, the Registrant will add the following sentence to the end of the seventh paragraph of the statutory strategy section:

“The Fund may also engage in securities lending.”

16. In response to your comment concerning the risks of securities lending, the Registrant draws attention to the risks disclosed within the securities lending definition and also notes that those risks are fully disclosed in the section entitled “What are the Specific Risks of Investing in the Fund?”

17. In response to your comment regarding investing in other investment companies, the Registrant respectfully acknowledges the comment, but feels the disclosure meets the requirements of Form N-1A.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (412) 288-8094.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal